May 20, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Craig Arakawa
Accounting Branch Chief

Re:	Iconix Brand Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
Amendment No. 1 to form 10-K for the Year Ended December 31, 2015
Filed April 4, 2016
File No. 001-10593

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of Iconix Brand Group, Inc. (the “Company”), filed March 30, 2016 and Amendment No. 1 to the form 10-K filed April 4, 2016, by letter dated May 3, 2016. As mentioned in a voicemail to Craig Arakawa and discussed today with Myra Moosariparambil of the Commission’s Staff, the Company needs additional time to prepare its response. The Company anticipates that its response will be filed on or before May 31, 2016.

Please do not hesitate to contact me at (212) 819-2069 with any questions or further comments.

Very truly yours,

/s/ David K. Jones
David K. Jones
Chief Financial Officer